SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 3)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo 100-6529 Japan 011-81-3-3214-6522	Robert S. Townsend, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

July 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,131,105,447 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,131,105,447 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,131,105,447 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 78.63% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in which Sprint Corporation (formerly known as “Starburst II, Inc.” and referred to herein as “New Sprint”) Class B Common Stock, par value $0.01 per share (“New Sprint Class B Common Stock”), held by Starburst I, Inc. (“Starburst I”) was reclassified into 3,076,525,523 shares of New Sprint common stock, par value $0.01 per share (the “New Sprint Common Stock”), and (ii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”), which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Statement, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank Corp.’s (“SoftBank”) ownership of Starburst I, the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel Corporation (“Sprint Nextel”), SoftBank, Starburst I, New Sprint and Starburst III, Inc., as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”), and the Warrant.
(3)	Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the outstanding New Sprint Common Stock as of the closing of the Merger (as defined in the Merger Agreement) on July 10, 2013.

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,131,105,447 (1) (2)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 3,131,105,447 (1) (2)
(11)	Aggregate amount beneficially owned by each reporting person: 3,131,105,447 (1) (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 78.63% (2) (3)
(14)	Type of reporting person: HC, CO

(1)	Such figure reflects (i) a reclassification exempt under Rule 16b-7 under the Exchange Act in which New Sprint Class B Common Stock held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock and (ii) the issuance of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.
(2)	As more fully described in the responses to Item 2 and Items 4 through 6 of this Statement, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst I, the Merger Agreement and the Warrant.
(3)	Percentage of class is based on the outstanding New Sprint Common Stock as of the closing of the Merger on July 10, 2013.

EXPLANATORY NOTE

This Amendment No. 3 (this “Schedule 13D”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”) and Starburst I, Inc., a Delaware corporation and wholly owned subsidiary of SoftBank (“Starburst I”, and together with SoftBank, the “Reporting Persons”, and each a “Reporting Person”) with respect to Sprint Corporation, a Delaware corporation (formerly known as “Starburst II, Inc.”, and referred to herein as “New Sprint” or the “Issuer”). This Schedule 13D amends the Schedule 13D filed by SoftBank, Starburst I, New Sprint and Starburst III, Inc., a Kansas corporation (“Merger Sub”) on October 25, 2012, as amended on April 22, 2013 and June 11, 2013 (as amended, the “Original 13D”), which relates to the common stock of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”).

In connection with the completion of the Merger, as defined in the Agreement and Plan of Merger, dated October 15, 2012, by and among Sprint Nextel, SoftBank, Starburst I, New Sprint, and Merger Sub, as amended on November 29, 2012, April 12, 2013 and June 10, 2013 (as amended, the “Merger Agreement”, a copy of which is attached hereto as Exhibits 99.2 through 99.5 and incorporated into Items 2 through 6 of this Schedule 13D by reference), Merger Sub was merged into Sprint Nextel, New Sprint became the parent company of Sprint Nextel, with Sprint Nextel becoming its wholly owned subsidiary, and Sprint Nextel changed its name to “Sprint Communications, Inc.” In connection with the Merger and by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Sprint is the successor issuer to Sprint Nextel and has succeeded to the attributes of Sprint Nextel, including Sprint Nextel’s Securities and Exchange Commission (the “Commission”) file number (001-04721). The New Sprint Common Stock, par value $0.01 per share (the “New Sprint Common Stock”), is deemed to be registered under Section 12(b) of the Exchange Act, and New Sprint is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and will hereafter file reports and other information with the Commission using Sprint Nextel’s Commission file number.

This Schedule 13D amends and restates the Original Schedule 13D in its entirety.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the New Sprint Common Stock of New Sprint. The address of the Issuer’s principal executive offices is 11501 Outlook Street, 4th Floor, Overland Park, KS 66211.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is being jointly filed on behalf of SoftBank and Starburst I.

The New Sprint Common Stock reported on this Schedule 13D is owned directly by Starburst I. SoftBank is included as a Reporting Person solely because it is the sole owner of Starburst I. Pursuant to (i) SoftBank’s ownership of Starburst I, (ii) the Merger Agreement, (iii) the issuance by New Sprint to Starburst I of the New Sprint Warrant, dated July 10, 2013 (the “Warrant”, a copy of which is attached hereto as Exhibit 99.6 and incorporated into Items 2 through 6 of this Schedule 13D by reference) and (iv) Rule 13d-5(b)(1) under the Exchange Act, SoftBank and Starburst I may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the New Sprint Common Stock beneficially owned by such “group.”

SoftBank Corp.

(a) Name of Person Filing	SoftBank Corp.

(b) Address of Principal Business Office	1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan

(c) Principal Business	SoftBank is currently engaged in various businesses in the information industry, including mobile communications, broadband infrastructure, fixed-line telecommunications, and Internet culture.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither SoftBank nor, to SoftBank’s knowledge, any of the individuals referred to in Appendix A-1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Japan

Starburst I, Inc.

(a) Name of Person Filing	Starburst I, Inc.

(b) Address of Principal Business Office	1 Circle Star Way, San Carlos, California 94070

(c) Principal Business	Wholly owned subsidiary of SoftBank formed for purposes of holding SoftBank’s indirect interest in New Sprint.

(d) — (e) Criminal and Civil Proceedings	During the last five years, neither Starburst I nor, to Starburst I’s knowledge, any of the individuals referred to in Appendix A-2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons own (directly or by being deemed a beneficial owner) the New Sprint Common Stock pursuant to (i) a reclassification exempt under Rule 16b-7 under the Exchange Act, in which New Sprint Class B Common Stock, par value $0.01 per share (the “New Sprint Class B Common Stock”), held by Starburst I was reclassified into 3,076,525,523 shares of New Sprint Common Stock and (ii) the issuance by New Sprint to Starburst I of the Warrant, which is subject to anti-dilution adjustment, as described in the Warrant.

SoftBank financed the acquisition of New Sprint Class B Common Stock by Starburst I through a combination of borrowings under a bridge loan agreement dated December 18, 2012 with Mizuho Corporate Bank, Ltd. (now Mizuho Bank, Ltd.), Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch, proceeds from a global offering of senior U.S. dollar and euro notes on April 23, 2013, and proceeds from Japanese domestic offerings of yen-denominated unsecured corporate bonds on March 1, 2013, March 12, 2013 and June 20, 2013.

Pursuant to the Merger Agreement, no additional consideration was payable in connection with the issuance to Starburst I of the Warrant to purchase 54,579,924 shares of New Sprint Common Stock at a price of $5.25 per share. The Warrant is exercisable at any time until July 10, 2018.

Item 4. Purpose of Transaction.

Purpose of the Transaction

The Reporting Persons own (directly or by being deemed a beneficial owner) the New Sprint Common Stock in connection with the Merger and the subsequent reclassification described in Item 3 to this Schedule 13D and the issuance of the Warrant. The Merger is intended to make Sprint a stronger, more competitive company that will deliver significant benefits to U.S. consumers based on SoftBank’s expertise in the deployment of next-generation wireless networks and track record of success in taking share in mature markets from larger telecommunications competitors.

Plans or Proposals

The Reporting Persons, as stockholders in New Sprint, intend to review their investment in New Sprint and have discussions with representatives of New Sprint and/or other stockholders of New Sprint from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of New Sprint Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of New Sprint, changes to New Sprint’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and New Sprint. Any action or actions the Reporting Persons might undertake in respect of the New Sprint Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the New Sprint Common Stock; general market and economic conditions; ongoing evaluation of New Sprint’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

As disclosed in Item 3 to this Schedule 13D, in connection with the closing of the Merger, New Sprint issued the Warrant to Starburst I. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the closing of the Merger on July 10, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of 3,131,105,447 shares of New Sprint Common Stock, representing 78.63% of such class on that date. Each of the Reporting Persons may be deemed to be a member of a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference, and which group may be deemed to beneficially own the 3,131,105,447 shares of New Sprint Common Stock deemed to be beneficially owned by the Reporting Persons.

(c) The information contained in Item 4 to this Schedule 13D is herein incorporated by reference. In connection with closing of the Merger, all Sprint Nextel common stock and options to acquire Sprint Nextel common stock held by directors and executive officers of Sprint Nextel (immediately prior to the consummation of the Merger) were exchanged for Merger Consideration (as defined in the Merger Agreement) or options to purchase New Sprint Common Stock pursuant to the terms of the Merger Agreement. Except as set forth above or incorporated herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1 or A-2 of this Schedule 13D has effected any transaction in New Sprint Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Warrant, a copy of which is attached hereto as Exhibit 99.6, is incorporated into this Item 6 of this Schedule 13D by reference.

Pursuant to the terms of the Merger Agreement, during the 24 months immediately following the consummation of the Merger, the board of directors of New Sprint will consist of 10 members, as follows:

•	one director who also will be the Chief Executive Officer of New Sprint;

•	three individuals designated by SoftBank who qualify as “Independent Directors” as such term is defined in the New York Stock Exchange (the “NYSE”) listing rules;

•

three additional individuals proposed by Sprint and reasonably acceptable to SoftBank from the members of the board of directors of Sprint Nextel immediately prior to the consummation of the Merger, who will be Independent Directors;

•	three additional individuals nominated by SoftBank or its controlled affiliate and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors; and

•

one of the directors designated by SoftBank, subject to U.S. government approval, will serve as the “Security Director” pursuant to the National Security Agreement. The National Security Agreement addresses certain national security, law enforcement, and public safety matters related to New Sprint’s wireless and wireline operations. The Security Director will administer New Sprint’s compliance with, and will be authorized and empowered to comply with and perform his obligations under, the National Security Agreement. The Security Director will also be a member of the compensation committee of New Sprint’s board of directors.

As of the date hereof, Masayoshi Son, founder, Chairman and CEO of SoftBank, Ronald D. Fisher, President of Starburst I, Daniel R. Hesse, Chief Executive Officer of New Sprint, Admiral Michael G. Mullen USN (ret), Security Director of New Sprint, Frank Ianna, Robert R. Bennett and Gordon M. Bethune are members of the New Sprint board of directors. The New Sprint board of directors has determined that each of Adm. Mullen and Messrs. Bennett, Bethune and Ianna are “Independent Directors.” The other vacancies on the New Sprint board of directors will be filled by the board of directors of New Sprint.

In addition, during the 12 months immediately following the 24 month period described above, the board of directors of New Sprint will consist of 10 members, determined as follows:

•	the Chief Executive Officer of New Sprint;

•	six individuals who qualify as “Independent Directors;” and

•

three additional individuals nominated by SoftBank or its controlled affiliates and elected by the stockholders of New Sprint, who may or may not qualify as Independent Directors, but one of whom shall be the Security Director as provided under the National Security Agreement.

Each director of New Sprint will remain in office until his or her earlier resignation or his or her successors are elected in accordance with the bylaws of New Sprint.

At all times following the periods described above until such time as the combined voting interest of SoftBank and its controlled affiliates in New Sprint falls below 50% and remains below 50% for 90 consecutive days, the New Sprint board of directors will include not fewer than three (or such greater number as may be required by applicable law or listing rules) individuals who qualify as “Independent Directors.” Thereafter, unless and until the combined voting interest of SoftBank and its controlled affiliates in New Sprint remains below 10% for 90 consecutive days, the New Sprint board of directors will include a number of individuals nominated by SoftBank or its controlled affiliate that is proportional to the combined voting interest of SoftBank and its controlled affiliates in New Sprint, rounded up to the nearest whole number.

The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibits 99.2 through 99.5 of this Schedule 13D, and is incorporated into Item 4 of this Schedule 13D by reference.

Pursuant to the Amended and Restated Certificate of Incorporation of New Sprint, in the event that SoftBank’s (including through its controlled affiliates) voting interest in New Sprint exceeds 85%, either SoftBank or its controlled affiliate must commence a tender offer to acquire all shares of New Sprint Common Stock not owned by SoftBank (or its controlled affiliates), subject to certain conditions. Alternately, in such an event, SoftBank may, but is not obligated to, cause New Sprint to effect a merger or other business combination to acquire the New Sprint Common Stock not owned by SoftBank or its controlled affiliates. A copy of the Amended and Restated Certificate of Incorporation of New Sprint is attached hereto as Exhibit 99.7 and incorporated into Item 6 of this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of October 25, 2012, by and between SoftBank Corp. and Starburst I, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. filed October 25, 2012).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2013

SOFTBANK CORP.

By	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

STARBURST I, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK CORP.

Set forth below is a list of each executive officer and director of SoftBank Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director/Chairman & CEO of SoftBank Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director/Executive Vice President of SoftBank Corp.

Kazuhiko Kasai*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Corp.

Ronald D. Fisher*, a citizen of the United States of America SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman of Alibaba Group Holding Limited, an online shopping sites operator	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Tadashi Yanai*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman, President & CEO of FAST RETAILING CO., LTD., a casualwear apparel business	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894, Japan

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Mark Schwartz*, a citizen of the United States of America SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Vice Chairman of Goldman Sachs Group, Inc. and Chairman of Goldman Sachs Asia Pacific, global banking businesses	Goldman Sachs (Asia) LLC Cheung Kong Center, 68th Floor 2 Queens’s Road Central Hong Kong

Manabu Miyasaka*, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Representative Director and President of Yahoo Japan Corporation, an internet company	Yahoo Japan Corporation Midtown Tower 9-7-1 Akasaka Minato-ku, Tokyo 107-6211 Japan

Yoshimitsu Goto, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Executive Corporate Officer of SoftBank Corp.

Fumihiro Aono, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Masato Suzaki, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Corporate Officer of SoftBank Corp.

Mitsuo Sano**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Corporate Auditor of SoftBank Corp.

Soichiro Uno**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Partner at Nagashima Ohno & Tsunematsu, an international law firm	Nagashima Ohno & Tsunematsu Kioicho Building, 3-12, Kioicho, Chiyoda-ku, Tokyo 102-0094 Japan

Kouichi Shibayama**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Advisor at Zeirishi-Hojin PricewaterhouseCoopers, an international accounting firm	Zeirishi-Hojin PricewaterhouseCoopers Kasumigaseki Bldg. 15F, 2-5 Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6015 Japan

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Hidekazu Kubokawa**, a citizen of Japan SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo105-7303 Japan	Representative Partner at Yotsuya Partners Accounting Firm	Yotsuya Partners Accounting Firm 4F, 3-7 Yotsuya, Shinjuku-ku, Tokyo 160-0004 Japan

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Ronald D. Fisher* ** Starburst I, Inc. 1 Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Steven J. Murray* *** Starburst I, Inc. 1 Circle Star Way San Carlos, California 94070	Partner, SOFTBANK Capital, a venture capital organization affiliated with the SoftBank Group	SOFTBANK Capital 38 Glen Avenue Newton, Massachusetts 02459

*	Director
**	President
***	Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of October 25, 2012, by and between SoftBank Corp. and Starburst I, Inc. (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. filed October 25, 2012).

99.2	Agreement and Plan of Merger, dated as of October 15, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-1 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.3	First Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-132 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.4	Second Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (included as part of Annex A beginning on page Annex A-134 to the Proxy Statement-Prospectus of Sprint Corporation filed May 1, 2013 and incorporated herein by reference) (File No. 333-186448).

99.5	Third Amendment to Agreement and Plan of Merger, dated as of October 15, 2012, entered into as of June 10, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Sprint Corporation (then known as “Starburst II, Inc.”) and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Corporation’s Current Report on Form 8-K filed June 11, 2013) (File No. 333-186448).

99.6	Warrant Agreement for Sprint Corporation Common Stock, dated as of July 10, 2013 (incorporated herein by reference to Exhibit 10.6 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).

99.7	Amended and Restated Certificate of Incorporation of Sprint Corporation (incorporated herein by reference to Exhibit 3.1 of Sprint Corporation’s Current Report on Form 8-K filed July 11, 2013) (File No. 001-04721).